UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-38844
GENFIT S.A.
(Exact name of Issuer as specified in its charter)

Parc Eurasanté
885, avenue Eugène Avinée
59120 Loos, France
Tel: +33 (0)3 2016 4000 / Fax: +33 (0)3 2016 4001
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing one ordinary share, nominal value €0.25 per share
Ordinary Shares, nominal value €0.25 per share*
(Title of each class of securities covered by this Form)

*Not for trading, but only in connection with the registration of the American Depositary Shares. Securities registered or to be registered pursuant to Section 12(g) of the Act.

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

Item 1. Exchange Act Reporting History

A.
GENFIT S.A. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on March 26, 2019, the date that the Company’s Registration Statement on Form F-1 relating to its ordinary shares (the “Ordinary Shares”) and American Depositary Shares (“ADSs”) was declared effective by the Securities and Exchange Commission (the “Commission”). Prior to November 20, 2025, the ADSs, each representing one Ordinary Share, were listed on The Nasdaq Global Select Market (“Nasdaq”). On November 10, 2025, the Company filed a Form 25 informing the Commission that the Company had determined to voluntarily delist the ADSs from Nasdaq.

B.	The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, on March 26, 2019. On November 14, 2025, the Company filed a post-effective amendment to its Registration Statement on Form S-8 (No. 333-271311) to deregister any securities that remain unsold thereunder, which amendment became effective upon filing.

Item 3. Foreign Listing and Primary Trading Market

A.	The Ordinary Shares trade under the symbol “GNFT” on Euronext Paris, which constitutes the primary trading market for such securities.

B.	The Ordinary Shares were initially listed for trading on Euronext Paris in April 2014, which listing has been maintained in excess of 12 months preceding the filing of this form.

C.
Approximately 96% of worldwide trading volume in the Ordinary Shares and ADSs, considered as a single class of securities, occurred in France during the 12 months from November 1, 2024 to October 31, 2025.

Item 4. Comparative Trading Volume Data

The Company’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A.	The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is November 1, 2024 to October 31, 2025.

B.
During the 12-month period beginning November 1, 2024 and ending October 31, 2025, the average daily trading volume of the ADSs in the United States was 5,847 shares and the average daily trading volume of the Ordinary Shares and ADSs, considered as a single class of securities, on a worldwide basis was 145,662 shares.

C.
During the 12-month period beginning November 1, 2024 and ending October 31, 2025, the average daily trading volume of the ADSs in the United States was 4% as a percentage of the average daily trading volume of the Ordinary Shares and ADSs, considered as a single class of securities, on a worldwide basis.

D.
On November 10, 2025, the Company filed a Form 25 with the Commission to delist its ADSs from the Nasdaq Global Select Market. At such time, for the preceding 12-month period, the average daily trading volume of the ADSs in the United States was 4% as a percentage of the average daily trading volume of the Ordinary Shares and ADSs, considered as a single class of securities, on a worldwide basis.

E.	On October 30, 2025, the Company notified The Bank of New York Mellon that it will terminate its ADS facility, effective as of February 6, 2026.

F.
The Company used trading data from CIC Market Solutions to determine whether it meets the requirements of Rule 12h-6. The Company used the sources for trading volume information that it viewed as likely to have reliable information.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.	As required by Rule 12h-6(h), the Company published a notice disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on October 30, 2025.

B.	The notice was disseminated in the United States by means of a press release via GlobeNewswire. A copy of the press release is attached as Exhibit 99.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii), in English, on its website at www.genfit.com.

PART III

Item 10. Exhibits

Attached as Exhibit 99.1 to this Form 15F is a copy of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing the Company’s intent to terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, GENFIT S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, GENFIT S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: November 20, 2025

GENFIT S.A.

By:	/s/ Pascal PRIGENT
Name:	Pascal PRIGENT
Title:	Chief Executive Officer

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated October 30, 2025.